MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2019

Date of Report: August 8, 2019

INTRODUCTION

The Company was incorporated under the laws of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. and effected a five-to-one share consolidation of its common shares.

The head office of DXI Energy is located at 520 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of DXI Energy are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol of “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol of “DXIEF” in the United States.

The following management’s discussion and analysis (“MD&A”) is dated August 8, 2019 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2019 and its audited consolidated financial statements and MD&A for the year ended December 31, 2018. Additional information relating to DXI Energy can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

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The information set out herein with respect to forecasted 2019 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding DXI Energy’s reasonable expectations as to the anticipated results of its proposed business activities for 2019. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

NON-IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating Netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from Operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by DXI Energy as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from (used in) operating activities to cash flows from (used in) operations, a non-IFRS measure:

	Three months ended June 30		Six months ended June 30
(CA$ thousands)	2019	2018	2019	2018
	$	$	$	$
Cash flows used in operating activities	(310)	(393)	(1,106)	(405)
Change in operating working capital	(15)	(98)	241	(624)
Cash flows used in operations	(325)	(491)	(865)	(1,029)

Further, the Company discloses “Adjusted Working Capital Deficit”, a non-IFRS measure on page 11, in determining the Company’s “Total Capital” under “Liquidity and Capital Resources” section. “Adjusted Working Capital Deficit” reflects management’s estimate of working capital cash flows on a going concern basis and not necessarily those prescribed by IFRS.

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. A Barrel of Oil Equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

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CHANGE IN ACCOUNTING STANDARDS

The Company adopted IFRS 16 "Leases" on January 1, 2019. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet.

The Company adopted IFRS 16 using the modified retrospective approach, whereby the cumulative effect of initial adoption was recognized as an increase to right-of-use assets with a corresponding increase to lease liabilities. The right-of-use assets recognized were measured at amounts equal to the present value of the lease liabilities. The weighted average incremental borrowing rate used to determine the lease liabilities at adoption was approximately 10%. The right-of-use asset and lease liabilities recognized relate to the Company's head office lease in Vancouver and the lease for its Calgary office. The Company elected to not apply lease accounting to the short-term leases and leases for low-value assets.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates and judgments on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2018 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended June 30, 2019 relative to the most recent annual financial statements as at and for the year ended December 31, 2018.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed disclosure controls and procedures (“DCP”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2019.

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The Company has designed internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2018. The Company is required to disclose herein any change in the Company's ICFR that occurred during the recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

No material changes in the Company's DCP and its ICFR were identified during the three months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the three months ended June 30, 2019, the Company:

1.	Raised gross proceeds of $350,000 in equity under challenging market conditions, allowing the Company to support the ongoing development of its Drake/Woodrush properties;

2.

Completed the conversion of $3,500,000 in secured convertible debt into 58,333,333 common shares of the Company and the conversion of $161,000 in accrued interest on the secured convertible debt into 2,690,931 common shares of the Company;

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3.	Reduced G&A expenses by 39% to $206,000 from $335,000 for the comparative period ended June 30, 2018; and

4.	Reduced financing expenses by 21% to $178,000 from $226,000 for the comparative period ended June 30, 2018.

REVENUE

Second Quarter 2019 vs. Second Quarter 2018	Three Months Ended June 30
(CA$ thousands, except as otherwise noted)	2019	2018	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	48	56	-15%
Natural gas (mcf/d)	219	876	-75%
Total (BOE/d)	84	203	-58%
Average realized prices:
Oil and natural gas liquids ($/bbl)	55.76	64.65	-14%
Natural gas ($/mcf)	3.25	1.74	87%
Total ($/BOE)	40.05	25.56	57%
Revenue, before royalties:
Oil and natural gas liquids	243	332	-27%
Natural gas	65	140	-54%
Total	308	472	-35%

For the three months ended June 30, 2019 (“Q2 2019”), total revenue, before royalties, decreased by $164,000 or 35%, due to a 58% decline in oil and natural gas production on a “BOE” basis. This was offset by a 57% increase in the combined average realized prices.

During Q2 2019, oil production decreased to an average of 48 BOPD from 56 BOPD for Q2 2018. This 15% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia. The 58% decline in daily production on a BOE basis is primarily attributable to the deliberate shut-in of 100% of the Company’s B.C. gas production, as a result of low “Station 2” producer prices in the region.

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Year-to-date 2019 vs. Year-to-date 2018	Six Months Ended June 30
(CA$ thousands, except as otherwise noted)	2019	2018	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	47	62	-25%
Natural gas (mcf/d)	227	923	-75%
Total (BOE/d)	84	216	-61%
Average realized prices:
Oil and natural gas liquids ($/bbl)	52.10	62.59	-17%
Natural gas ($/mcf)	3.72	2.23	67%
Total ($/BOE)	38.76	27.50	41%
Revenue, before royalties:
Oil and natural gas liquids	440	701	-37%
Natural gas	153	373	-59%
Total	593	1,074	-45%

For the six months ended June 30, 2019, total revenue, before royalties, decreased by $481,000 or 45%, due to a 61% decline in oil and natural gas production on a “BOE” basis. This was offset by a 41% increase in the combined average realized prices.

During the six months ended June 30, 2019, oil production decreased to an average of 47 BOPD from 62 BOPD for the comparative period ended June 30, 2018. This 25% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia. The 61% decline in daily production on a BOE basis is primarily attributable to the deliberate shut-in of 100% of the Company’s B.C. gas production, as a result of low “Station 2” producer prices in the region.

OIL OPERATIONS

	Three months ended June 30			Six months ended June 30
($/bbl)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Oil and NGL's revenue, realized price	55.76	64.65	-14%	52.10	62.59	-17%
Royalties	(5.76)	(7.33)	-21%	(5.69)	(7.71)	-26%
Operating and transportation expenses	(45.02)	(41.43)	9%	(49.29)	(38.19)	29%
Operating netback	4.98	15.89	-69%	(2.88)	16.69	-117%

The average price received for oil sales decreased by 14% and 17% for the three and six months ended June 30, 2019, relative to the corresponding periods of 2018. The decrease in DXI Energy’s average realized oil price was due to the regional oversupplies in Western Canada caused by pipeline constraints, primarily to USA markets.

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Average oil royalties for the three and six months ended June 30, 2019 were lower, relative to the corresponding periods of 2018, due to lower average oil prices received in the 1st half of 2019.

Operating and transportation expenses for the three and six months ended June 30, 2019 were higher, relative to the corresponding periods of 2018, mainly due to certain fixed operating costs being allocated over a lower oil production volume.

NATURAL GAS OPERATIONS

	Three months ended June 30			Six months ended June 30
($/mcf)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Gas revenue, realized price	3.25	1.74	87%	3.72	2.23	67%
Royalties	(0.89)	(0.12)	668%	(0.96)	(0.16)	512%
Operating and transportation expenses	(5.21)	(3.32)	57%	(6.67)	(3.61)	85%
Operating netback	(2.85)	(1.70)	68%	(3.91)	(1.54)	154%
Barrel of oil equivalent netback ($/BOE)	(17.09)	(10.17)	68%	(23.48)	(9.23)	154%

The average price received for gas sales increased by 87% and 67% for the three and six months ended June 30, 2019, relative to the corresponding periods of 2018. The increase was primarily due to higher average gas prices received for the Kokopelli region in Colorado.

Average gas royalties for the three and six months ended June 30, 2019 were higher, relative to the corresponding periods of 2018, due to higher average gas prices received for the Kokopelli region.

Operating and transportation expenses per unit for the three and six months ended June 30, 2019 were higher, relative to the corresponding periods of 2018, mainly due to certain fixed operating costs being allocated to reduced natural gas production volumes resulting from the self-imposed shut-in of B.C. gas production.

FINANCING EXPENSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Interest on short-term loan from related parties	8	25	-68%	33	50	-34%
Accretion of long-term loans from related parties	154	183	-16%	357	370	-4%
Other financing expenses	16	18	-11%	66	80	-18%
	178	226	-21%	456	500	-9%
Average debt outstanding	5,346	7,500	-29%	6,585	7,500	-12%
Average interest rate on debt	5.1%	5.2%	-2%	4.1%	5.2%	-20%

Interest expense per BOE (1)	8.85	5.26	68%	11.25	4.97	126%

(1) Interest expense used in the calculation of “Interest expense per BOE” includes interest on loans from related parties and convertible debt.

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Accretion expense is the Financing Expense realized in the current period on the related party loan and convertible debt, which were issued with embedded financial instruments. In accordance with IFRS, the related party debt and convertible debt are measured using an estimated fair value of a similar loan with no financial instruments attached. The loan is accreted using the “implicit” interest rate (as distinct from the related debt instrument’s coupon rate) on the related party loan and convertible debt.

Accretion expense on the related party loan for Q2 2019 was lower than the corresponding period of 2018. The reduction was due to lower average related party loans outstanding.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Salary and benefits	71	93	-24%	164	186	-12%
Other G&A expenses	139	248	-44%	350	544	-36%
Gross G&A expenses	210	341	-38%	514	730	-30%
Overhead recoveries	(4)	(6)	-33%	(12)	(13)	-8%
Total net G&A expenses	206	335	-39%	502	717	-30%
$ per BOE	26.81	18.17	48%	32.84	18.37	79%

Lower G&A expenses for the three and six months ended June 30, 2019 was the result of the implementation of the Company’s overall cost savings plan.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Amortization and depletion	79	315	-75%	155	652	-76%
Impairment losses	-	2	-100%	18	2	100%
Total amortization, depletion and impairment losses	79	317	-75%	173	654	-74%
$ per BOE	10.28	17.20	-40%	11.32	16.75	-32%

The decrease in amortization and depletion for the three and six months ended June 30, 2019 was primarily due to lower oil and gas production for both periods.

During the six months ended June 30, 2019, the Company recorded an impairment of $18,000 on its oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount.

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LOSS FOR THE PERIOD

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per share amounts and BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Income (loss)	(531)	(1,086)	-51%	(1,403)	(2,268)	-38%
$ per common share, basic	(0.00)	(0.01)	-100%	(0.01)	(0.02)	-64%
$ per common share, fully diluted	(0.00)	(0.01)	-100%	(0.01)	(0.02)	-64%
$ per BOE	(69.12)	(58.91)	17%	(91.78)	(58.10)	58%

The reduction in the loss for the three and six months ended June 30, 2019 was primarily due to lower operating and transportation expenses, G&A expenses and amortization, depletion and impairment losses. This was partially offset by lower net revenues.

CASH FLOWS FROM OPERATIONS

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per share amounts and BOE)	2019	2018	% change	2019	2018	% change
	$	$		$	$
Cash flows used in operations	(325)	(491)	-34%	(865)	(1,029)	-16%
$ per common share, basic	(0.00)	(0.00)	0%	(0.00)	(0.01)	-100%
$ per common share, fully diluted	(0.00)	(0.00)	0%	(0.00)	(0.01)	-100%
$ per BOE	(42.30)	(26.64)	59%	(56.59)	(26.36)	115%

During the three and six months ended June 30, 2019, the reduction in excess funds used in operations is primarily related to the decrease in operating and transportation expenses and G&A expenses for the periods.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside. Additions to property and equipment and exploration and evaluation assets:

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	Six months ended June 30, 2019		Six months ended June 30, 2018
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	27	2.0%	21	3.0%	29%
Drilling and completion	1,239	92.3%	621	89.5%	100%
Facility and pipelines	18	1.3%	-	0.0%	100%
Geological and geophysical	49	3.7%	44	6.3%	11%
Capitalized general and administrative	9	0.7%	8	1.2%	13%
Total	1,342	100.0%	694	100.0%	93%

LIQUIDITY AND CAPITAL RESOURCES

DXI Energy manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. DXI Energy may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	June 30, 2019	December 31, 2018
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	1,341	1,788	-25%
Loans from related parties (face value)	4,000	7,500	-47%
Convertible debt (face value)	-	520	-100%
Net debt (2)	5,341	9,808
Share capital	108,446	101,715	7%
Contributed surplus and accumulated other comprehensive income	16,593	17,579	-6%
Deficit	(128,880)	(127,477)	1%
Total Capital	1,500	1,625

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids and deposits

(2)	Excludes decommissioning liability

Adjusted Working Capital

June 30, 2019
(CA$ thousands)	$
Working capital deficit	(1,758)
Add: current portion of loans from related parties	370
Add: lease liabilities	47
Adjusted working capital deficit (excluding loans from related parties and lease liabilities)	(1,341)

The adjusted working capital deficit at June 30, 2019 includes $353,000 of cash and cash equivalents, $202,000 of accounts receivable, $22,000 of prepaids and deposits, and $1.9 million of accounts payable and accrued liabilities.

DXI Energy expects to fund operations and capital expenditures with cash flows from operations, existing cash and cash equivalents and by accessing the capital markets, as required.

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Going Concern and Sources of Financing

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has a working capital deficiency of $1.8 million. The Company also has an accumulated deficit of $128.9 million.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest.

The Company entered into an agreement with HEC to convert $2,500,000 into 41,666,666 shares of the Company. The agreement was approved by the “disinterested” shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 41,666,666 shares of the Company were issued to HEC. The loan amount owing at June 30, 2019 is $2,000,000.

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director and officer of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan were repayable on or before June 30, 2019.

The Company entered into an agreement with HEC to convert $1,000,000 into 16,666,667 shares of the Company. The agreement was approved by the “disinterested” shareholders at the Company’s “Annual General and Special Meeting of Shareholders” on April 29, 2019. On May 6, 2019, 16,666,667 shares of the Company were issued to HEC and the loan was repaid in full accordingly.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest.

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On May 1, 2019, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of September 30, 2019. The amounts owing at June 30, 2019 are approximately $O/S. The Waiver does not amend the due date of the HEC and HVI loans. Accordingly, no loan principal payments are in default.

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI. The loans bear interest at Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. An initial closing of $520,000 was completed on October 5, 2018 upon receipt of all regulatory approvals. On January 16, 2019, the Company closed the final tranche of $260,000 upon receipt of all regulatory approvals. In February 2019, all the four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company. The transaction was completed on February 14, 2019.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders to the Company have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Capital Resources

In March 2019, the Company drilled a key natural gas well at its Woodrush properties in northeastern British Columbia, Canada.

In United States, the Company and its partners intend to continue to develop the Kokopelli project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

CONTRACTUAL OBLIGATIONS

As of June 30, 2019, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

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(CA$ thousands)	2019	2020	2021	2022	2023	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	1,918	-	-	-	-	Nil	1,918
Debt repayments(1)	-	-	-	4,000	-	Nil	4,000
Total	1,918	-	-	4,000	-	Nil	5,918

(1)	long-term loans from related parties

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2019 and 2018, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and director fees of $125,000 (2018 - $115,000) and non-cash stock-based compensation of $82,000 (2018 - $77,000). Key management includes the Company’s officers and directors. The salaries and director fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at June 30, 2019 is $247,000 (December 31, 2018 - $207,000) owing to one officer of the Company.

(b)

Interest expenses of $Nil (2018 - $192,000) related to the loans from related parties were paid in cash to the companies controlled by or associated with a director of the Company. And, interest expenses of $161,000 (2018 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with a director of the Company.

(c)

In 2017, the Company entered into loan agreements with a director of the Company and the private companies associated with the director of the Company. The terms and conditions of these agreements are described in the section “Going Concern and Sources of Financing” above.

SHAREHOLDERS’ CAPITAL

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined. During the six months ended June 30, 2019, 38.9 million common shares were issued on the completion of private placements and 74.0 million common shares were issued pursuant to the debt conversion. As at August 8, 2019, the Company had 216.5 million common shares issued and outstanding and no preferred shares issued and outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at June 30, 2019.

TSX: DXI; OTCQB: DXIEF	14	www.dxienergy.com

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending June 30, 2019:

(CA$ thousands, except per unit amounts)	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3
Gross oil and gas revenues	308	285	307	570	472	602	589	492
Net income (loss)	(531)	(872)	(8,739)	(625)	(1,086)	(1,182)	(1,286)	(753)
Per share - basic ($/common share)	0.00	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Per share - fully diluted ($/common share)	0.00	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	4,926	5,091	3,165	18,284	18,457	19,024	18,809	18,323
Average production (BOE/d)	84	84	112	203	203	229	228	230
Average realized price ($/BOE)	40.05	37.46	29.69	30.58	25.56	29.24	28.04	23.33
Operating netback ($/BOE)	(4.58)	(19.67)	(9.23)	5.30	(2.99)	(0.74)	(4.40)	1.12
Netback as a percentage of sales	-11%	-53%	-31%	17%	-12%	-3%	-16%	5%

The fluctuations in DXI Energy’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 2nd quarter of 2019 to the 2nd quarter of 2018, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

DXI Energy’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. DXI Energy is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, DXI Energy employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, DXI Energy explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

DXI Energy has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

TSX: DXI; OTCQB: DXIEF	15	www.dxienergy.com

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, DXI Energy strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that DXI Energy does not operate.

DXI Energy is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. DXI Energy may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, DXI Energy utilizes bank financing to support ongoing capital investment. Funds from operations also provide DXI Energy with capital required to grow its business. Equity and debt capital are subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. DXI Energy maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX: DXI; OTCQB: DXIEF	16	www.dxienergy.com